Kristen A. Baracy

Direct: 312.454.0264

kbaracy@synergylawgroup.com

November 14, 2011

VIA ELECTRONIC DELIVERY

Mr. John Stickel

Attorney-Advisor

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D. C. 20549-3561

Re:	Astra Ventures, Inc.
Amendment No. 3 to Registration Statement on Form S-1/A
Filed September 22, 2011
File Number 333-173949

Dear Mr. Stickel:

This letter is in response to your comment letter dated September 28, 2011 to Sieg Badke, President of Astra Ventures, Inc. (the “Company”), regarding the Company’s Amendment No. 3 to Registration Statement on Form S-1/A filed September 22, 2011. We have today filed electronically on EDGAR a marked copy of the Company’s Registration Statement on Form S-1/A (the “Registration Statement”) along with this letter.  These revisions incorporate the changes made in response to your comments which are itemized below.

COMMENT 1:

About our Company, page 1

1.

Please revise the first paragraph on page two to clarify references to “acquiring” films to state that you intend to acquire distribution rights.

Response:

The Company has revised page two to clarify that the Company intends to acquire distribution rights to films.

U. S. Securities and Exchange Commission

November 14, 2011

COMMENT 2:

Plan of Operation, page 19

2.

Please revise to clarify what you mean by the “contracts” developed at film festivals and film production facilities on page 20.

Response:

The word “contracts” was a clerical error which should have been “contacts.” The Company has made revisions to the section for purposes of clarification.

COMMENT 3:

3.

Please revise to explain more clearly how you would generate revenues once you have acquired distribution rights through distribution agreements or through outright purchase of the distribution rights.

Response:

A description of the revenue generating models has been added to the Plan of Operation.

COMMENT 4:

4.

Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Response:

The Company has included financial statements for the period ended August 31, 2011 and has revised the Registration Statement to reflect to August 31, 2011 results.

CONCLUSION:

The Company and management acknowledge and understand that they are responsible for the accuracy and adequacy of the disclosures made in their filing.

The Company further acknowledges the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U. S. Securities and Exchange Commission

November 14, 2011

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated June 29, 2011.  However, the Company will provide further information and make further revisions at your direction.

Very truly yours,

/s/ Kristen A. Baracy

Kristen A. Baracy